SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*


                                Forgent Networks, Inc.
                -------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)


                                    34629U103
                     ---------------------------------------
                                 (CUSIP Number)


                              RED OAK PARTNERS, LLC
                          145 Fourth Avenue, Suite 15A
                               New York, NY 10003
                            Attention: David Sandberg
                            Telephone: (212) 614-8952

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 20, 2008
                -------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                                Page 1 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Red Oak Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,285,796
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 2,285,796

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,285,796

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.35%**

14   TYPE OF REPORTING PERSON

     OO

_________________________________
**	Based on 31,111,278 shares of common stock of Forgent Networks, Inc.
outstanding at March 11, 2009, as reported in Forgent Networks, Inc.'s Quarterly Report on Form 10-Q for the quarter ended January 31, 2009 filed with the Securities and Exchange Commission on March 13, 2009.

                                Page 2 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     The Red Oak Fund, LP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  812,177
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 812,177

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     812,177

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.61%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 3 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Partners, LLC

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  946,950
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 946,950

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     946,950

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.05%**

14   TYPE OF REPORTING PERSON

     OO
                                Page 4 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Pinnacle Fund, LLLP

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  946,950
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 946,950

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     946,950

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.05%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 5 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Bear Market Opportunity Fund, L.P.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     WC

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF                        7        SOLE VOTING POWER     0
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  526,669
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER     0
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 526,669

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     526,669

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.69%**

14   TYPE OF REPORTING PERSON

     PN

                                Page 6 of 11 pages

CUSIP No.:  34629U103

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     David Sandberg

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) [ ]
     (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS

     AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF                        7        SOLE VOTING POWER
SHARES
BENEFICIALLY                     8        SHARED VOTING POWER   -  2,285,796
OWNED BY
EACH                             9        SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                      10       SHARED DISPOSITIVE POWER  - 2,285,796


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,285,796

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.35%**

14   TYPE OF REPORTING PERSON

     IN

                                Page 7 of 11 pages

ITEM 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock" or the "Shares"), of Forgent Networks, Inc. (the "Issuer"), with its principal executive offices located at 108 Wild Basin Road,Austin, Texas 78746.

ITEM 2.  Identity and Background.

         (a)-(c) and (f) The names of the persons filing this statement on
Schedule 13D (the "Reporting Persons") are:

	The Red Oak Fund, LP, a Delaware limited partnership ("Red Oak Fund");

	Pinnacle Fund, LLLP, a Colorado limited liability limited partnership ("Pinnacle Fund");

	Bear Market Opportunity Fund, L.P., a Delaware limited partnership
("Bear Fund");

	Pinnacle Partners, LLC, a Colorado limited liability company ("Pinnacle Partners");

	Red Oak Partners, LLC, a New York limited liability company ("Red Oak Partners"); and

	David Sandberg, a United States citizen.

	This Statement is being filed by David Sandberg, the controlling member of Red Oak Partners. Red Oak Partners (i) manages Red Oak Fund and Bear Fund and (ii) is general partner of Pinnacle Partners, which manages Pinnacle Fund (each of Pinnacle Fund, Red Oak Fund and Bear Fund, a "Fund" and, collectively, the "Funds"). The Funds are private investment vehicles formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Funds directly own the shares as reported in this Statement. Each of the filers hereto disclaims beneficial ownership with respect to any shares other than shares owned directly by such filer.

	The principal office or business address of Red Oak Fund, Red Oak Partners and David Sandberg is 145 Fourth Avenue, Suite 15A, New York, NY 10003. The principal office or business address of Pinnacle Partners and Pinnacle Fund is 32065 Castle Court, Suite 100, Evergreen, CO 80439. The principal office or business address of Bear Fund is 112 E. Pecan Street, Suite 806, San Antonio TX 78205.


         (d)-(e) During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

         The source of cash funds for the purchased securities was working capital of the Funds, and the amount of funds totaled $428,550.91.

                                Page 8 of 11 pages

ITEM 4.  Purpose of Transaction.

	The Reporting Persons purchased the Common Stock subject to this Statement for investment purposes. The Reporting Persons will review their investments in the Common Stock from time to time, and, subject to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Company, the availability and price of the Common Stock or other securities related to the Company, and other general market and investment conditions, the Reporting Persons may determine to:

	- acquire additional Common Stock through open market purchases or otherwise;
	- sell Common Stock through the open market or otherwise; or
	- otherwise engage or participate in a transaction with the purpose or effect of changing or influencing the control of the Company.

The reporting persons are concerned with Forgent's performance and currently intend to nominate a slate of Directors for election at the next annual meeting. However, the reporting persons are open to initially working with management and the Board in the near-term to address and resolve its concerns. Such concerns include Forgent attempting to go private in advance of holding its annual meeting, maintaining excessive operating costs and management compensation, and others.

ITEM 5.  Interest in Securities of the Issuer.

         (a) The Fund beneficially owns 2,285,796 shares of Common Stock, representing 7.35% of all of the outstanding shares of Common Stock. Red Oak Partners, as the general partner of the Fund, and Mr. Sandberg, as the managing member of Red Oak Partners, each may be deemed to beneficially own the 2,285,796 shares of Common Stock held by the Fund. Each Reporting Person disclaims beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Person. The percentage set forth in this response is based on the 31,111,278 shares of Common Stock outstanding as of March 11, 2009, as reported directly by the Issuer on their 10-Q for the quarter ended January 31, 2009.

         (b) Red Oak Partners, the Fund and Mr. Sandberg have shared power (with each other, and not with any third party) to vote or direct the vote of and to dispose or direct the disposition of the 2,285,796 shares of Common Stock held by the Fund.

         (c) Transactions by the Reporting Persons effected in Common Stock that have taken place in the last sixty days are attached as Exhibit A.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

	Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

	Not applicable.

                                Page 9 of 11 pages

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 20, 2009

/s/ David Sandberg
-------------------------
David Sandberg


Red Oak Partners LLC

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


Pinnacle Partners, LLP
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


The Red Oak Fund, L.P.
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Pinnacle Fund, LLLP
By: Pinnacle Partners, LLC, its general partner
By: Red Oak Partners LLC, its general partner

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member

Bear Market Opportunity Fund, L.P.
By: Red Oak Partners, LLC, its investment advisor

By: /s/ David Sandberg
    -------------------------------
    David Sandberg, Managing Member


                                Page 10 of 11 pages

								Exhibit A
		     TRANSACTIONS IN THE PAST SIXTY DAYS
		 WITH RESPECT TO THE COMPANY'S COMMON STOCK

Trade Date	Txn Type	Quantity	Unit Cost

Pinnacle Fund LLLP
2/27/2009	Buy		114,405		0.141
3/3/2009	Buy		8,450		0.135
3/4/2009	Buy		4,600		0.138
3/5/2009	Buy		11,850		0.135
3/6/2009	Buy		12,500		0.139
3/9/2009	Buy		2,300		0.13
3/11/2009	Buy		1,900		0.14
3/16/2009	Buy		23,592		0.115

Bear Market Opportunity Fund LP
2/19/2009	Buy		80,178		0.154
2/27/2009	Buy		114,405		0.141
3/2/2009	Buy		700		0.14
3/3/2009	Buy		8,450		0.135
3/5/2009	Buy		11,850		0.135

Red Oak Fund LP
3/6/2009			12,500		0.139
3/10/2009			5,144		0.13
3/16/2009			23,593		0.115


                                Page 11 of 11 pages